ZURICH
FINANCIAL SERVICES

BY COURIER
Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
USA - Washington, D.C. 20549

02076144

Your reference: File No. 82-5089

Our reference:

Date: September 17, 2002

SUPPL

Zurich Financial Services / File No. 82-5089;
Information furnished to maintain Rule 12g 3-2 (b) exemption

Zurich Financial Services
Legal Department

Mythenquai 2
P.O. Box
8022 Zurich
Switzerland

Phone +41 (0)1 625 25 25
http://www.zurich.com

Direct Phone +41 (0) 625 22 56
Direct Fax +41 (0) 625 36 06
irene.klauer@zurich.com

Dear Sirs

Enclosed herewith please find the English version of the following press release:

- "Zurich Financial Services Signs Underwriting Agreement on Capital Increase" dated September 17, 2002

Should there be any queries or comments please do not hesitate to contact us.

Yours sincerely
Zurich Financial Services
Legal Department

per I. Heberling

Irene Klauer

Enclosure

News Release

File No. 82-5089

ZURICH FINANCIAL SERVICES

Zurich Financial Services Signs Underwriting Agreement on Capital Increase

Zurich Financial Services
Media and Public Relations

Mythenquai 2
P.O. Box
8022 Zurich
Switzerland

Phone +41 (0)1 625 21 00
Fax +41 (0)1 625 26 41
media.info@zurich.com
http://www.zurich.com

Zurich, September 17, 2002 - Zurich Financial Services announces that its proposed capital increase has been underwritten by a syndicate of banks for an amount of approximately USD 2.5 billion. The underwriting is subject to customary terms and conditions. The ordinary capital increase with pre-emptive rights was initially announced on September 5.

James J. Schiro, Chief Executive Officer of Zurich Financial Services, said, "I welcome the agreement reached with the banks and that our rights issue will be fully underwritten. The capital increase is the cornerstone in our program to increase risk-based capital by up to USD 5 billion. We believe this capital will enable us to generate sustainable and profitable growth."

The company has invited shareholders to an Extraordinary General Meeting to be held on October 11, 2002, regarding the proposed capital increase. The banks have agreed to underwrite an amount of approximately USD 2.5 billion (subject to exchange rates) at a minimum issue price of CHF 65 per share, representing a 52% discount to the closing share price of CHF 135 on September 16. The final issue price, together with the definitive number of shares to be issued, will be proposed to shareholders for approval at the Extraordinary General Meeting. The definitive proposal will be communicated by Zurich immediately prior to the opening of the SWX Swiss Exchange /virt-x and the London Stock Exchange on the date of the Extraordinary General Meeting.

The Zurich Financial Services Group is an insurance-based financial services provider with an international network that focuses its activities on its key markets

ZURICH
FINANCIAL SERVICES

of North America, the United Kingdom and Continental Europe. Founded in 1872, Zurich is headquartered in Zurich, Switzerland. It has offices in approximately 60 countries and employs well over 70,000 people.

For further information please contact:
Zurich Financial Services, Media and Public Relations
8022 Zurich, Switzerland
Phone +41 (0)1 625 21 00, Fax +41 (0)1 625 26 41
http://www.zurich.com

Certain statements in this publication are forward-looking statements, including, but not limited to statements that are predictions of or indicate future events, trends, plans or objectives. Forward-looking statements include statements regarding our targeted profit improvement, return on equity, expense reductions, pricing conditions, underwriting claims improvements and our dividend policy. Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors that could cause actual results and Zurich Financial Service's plans and objectives to differ materially from those expressed or implied in the forward looking statements (or from past results). The following factors, among others, may have a direct bearing on Zurich Financial Services' results of operations and on whether Zurich Financial Services will achieve its targets: General economic conditions, particularly in our core markets; performance of financial markets; the frequency, severity and development of insured claims events; mortality and morbidity experience; policy renewal and lapse rates; levels of interest rates; currency exchange rates; increasing levels of competition; changes in laws and regulations; changes in the policies of regulators; and general competitive factors. The Zurich Financial Services Group assumes no responsibility to update any of the forward-looking statements contained herein.

This press release is not an offering memorandum pursuant to Art. 652a of the Swiss Code of Obligation or a listing prospectus to the listing rules of the SWX Swiss Exchange. Any decision to buy or subscribe for shares should be based exclusively on the offering memorandum, which is expected to be published after the Extraordinary General Meeting. In addition, investors are advised to consult their bank or financial advisor. U.S. and other shareholders of Zurich Financial Services may be prevented under applicable U.S. securities law or similar laws in other jurisdictions from participating in the offering referenced in this media release.

ZURICH
FINANCIAL SERVICES

THIS DOCUMENT DOES NOT CONSTITUTE, OR FORM PART OF, AN OFFER, OR SOLICITATION OF AN OFFER, OR INVITATION TO SUBSCRIBE FOR OR PURCHASE ANY RIGHTS, SHARES OR OTHER SECURITIES. IN ADDITION, THE SECURITIES OF THE COMPANY TO BE ISSUED IN THE RIGHTS OFFERING HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES LAWS AND MAY NOT BE OFFERED, SOLD OR DELIVERED WITHIN THE UNITED STATES OR TO U.S. PERSONS ABSENT REGISTRATION UNDER OR AN APPLICABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE UNITED STATES SECURITIES LAWS.

Prices and values of, and income from, shares may go down as well as up and an investor may not get back the amount invested. It should be noted that past performance is no guide to future performance. Persons needing advice should consult an independent adviser.